Exhibit 99.1

Atour Lifestyle Holdings Limited Reports First Quarter of 2023 Unaudited Financial Results

•	Net revenues for the first quarter of 2023 increased by 71.2% year-over-year to RMB774 million (US$113 million), compared with RMB452 million for the same period of 2022.

•	Net income for the first quarter of 2023 was RMB18 million (US$3 million), compared with RMB7 million for the same period of 2022. Adjusted net income (non-GAAP)[1], which excluded share-based compensation expenses from net income, for the first quarter of 2023 increased by 2114.3% to RMB160 million (US$23 million), compared with RMB7 million for the same period of 2022.

•	EBITDA (non-GAAP)[2] for the first quarter of 2023 was RMB90 million (US$13 million). Adjusted EBITDA (non-GAAP)[3], which excluded share-based compensation expenses from EBITDA, for the first quarter of 2023 increased by 584.8% to RMB231 million (US$34 million), compared with RMB34 million for the same period of 2022.

SHANGHAI, China, May 18, 2023-- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter of 2023 Operational Highlights

As of March 31, 2023, there were 968 hotels with a total of 112,564 hotel rooms in operation across Atour’s hotel network, representing a rapid increase of 23.3% year-over-year in both hotels and rooms. As of March 31, 2023, there were 413 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB443 for the first quarter of 2023, compared with RMB375 for the first quarter of 2022 and RMB388 for the previous quarter. The ADR for the first quarter of 2023 had recovered to 107.3% of 2019’s level for the same period.

The occupancy rate4 was 72.5% for the first quarter of 2023, compared with 50.0% for the first quarter of 2022 and 63.1% for the previous quarter. The occupancy rate for the first quarter of 2023 had recovered to 109.5% of 2019’s level for the same period.

The revenue per available room4 (“RevPAR”) was RMB337 for the first quarter of 2023, compared with RMB199 for the first quarter of 2022 and RMB259 for the previous quarter. The RevPAR for the first quarter of 2023 had recovered to 118.3% of 2019’s level for the same period.

“We are pleased to commence 2023 with a strong quarter, with both our hotel and scenario-based retail businesses delivering remarkable results,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “Our RevPAR for the first quarter quickly rebounded to 118.3% of 2019’s level, while our ADR and occupancy rate both exceeded those from 2019, demonstrating our strong and sustainable recovery capabilities. Our quarterly new signings reached a record high by virtue of our flourishing product competitiveness and brand awareness. Meanwhile, our high-quality lifestyle offerings in concert with our effective marketing strategies and comprehensive distribution channels propelled robust growth of our scenario-based retail business, driving its single-quarter revenue to reach the RMB100 million milestone. Our core value proposition originated with the goal to provide an exceptional experience to customers during their stay with us, which we further elevated to serve people who have diverse lifestyles. We believe adhering to this creed will enhance our competitive edge and enable us to explore new opportunities as we grow.” Mr. Wang concluded.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expenses, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 The ADR and RevPAR are calculated based on the tax inclusive room rates.

“ADR” (exclusive of requisitioned hotels) refers to average daily room rate, which means room revenue divided by the number of rooms in use;

“Occupancy rate” (exclusive of requisitioned hotels) refers to the number of rooms in use divided by the number of available rooms for a given period; “RevPAR” (exclusive of requisitioned hotels) refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

First Quarter of 2023 Unaudited Financial Results

	Q1 2022	Q1 2023
(RMB in thousands)
Revenues:
Manachised hotels	273,805	446,798
Leased hotels	111,581	187,310
Retail revenues and others	66,728	139,828
Net revenues	452,114	773,936

Net revenues. Our net revenues for the first quarter of 2023 increased by 71.2% to RMB774 million (US$113 million) from RMB452 million for the same period of 2022, mainly driven by the robust growth in both hotel business and scenario-based retail business as we continued to recover rapidly post pandemic since the beginning of 2023.

•	Manachised hotels. Revenues from our manachised hotels for the first quarter of 2023 increased by 63.2% to RMB447 million (US$65 million) from RMB274 million for the same period of 2022. This increase was primarily driven by the ongoing expansion of our hotel network and the recovery of RevPAR post pandemic. The total number of our manachised hotels increased from 752 as of March 31, 2022 to 935 as of March 31, 2023. RevPAR of our manachised hotels surpassed the pre-pandemic level in 2019, increasing to RMB331 for the first quarter of 2023 from RMB195 for the same period of 2022.

•	Leased hotels. Revenues from our leased hotels for the first quarter of 2023 increased by 67.9% to RMB187 million (US$27 million) from RMB112 million for the same period of 2022. This increase was primarily due to the recovery of RevPAR, driven by increased customer traffic and stronger consumption post pandemic. RevPAR of our leased hotels surpassed the pre-pandemic level in 2019, increasing to RMB464 for the first quarter of 2023 from RMB257 for the same period of 2022.

•	Retail revenues and others. Revenues from retail and others for the first quarter of 2023 increased by 109.5% to RMB140 million (US$20 million) from RMB67 million for the same period of 2022. This increase was attributable to the rapid growth of our scenario-based retail business, driven by growing recognition of our retail brand and enhanced product development and distribution capabilities.

	Q1 2022	Q1 2023
(RMB in thousands)
Operating costs and expenses:
Hotel operating costs	(323,168)	(381,632)
Other operating costs	(31,923)	(71,654)
Selling and marketing expenses	(23,776)	(56,009)
General and administrative expenses	(45,518)	(193,204)
Technology and development expenses	(17,808)	(16,790)
Total operating costs and expenses	(442,193)	(719,289)

Operating costs and expenses for the first quarter of 2023 were RMB719 million (US$105 million). Excluding the impact from share-based compensation expenses of RMB142 million, operating costs and expenses for the first quarter of 2023 increased by 30.6% to RMB578 million, compared with RMB442 million for the same period of 2022. RMB141 million of share-based compensation expenses were recognized in general and administrative expenses for the first quarter of 2023.

•	Hotel operating costs for the first quarter of 2023 increased by 18.1% to RMB382 million (US$56 million) from RMB323 million for the same period of 2022. This increase was mainly due to the increase in variable costs (such as labor cost and supply chain cost) associated with continued growth of our hotel business as evidenced by the expansion of hotel network and the recovery of RevPAR. Hotel operating costs accounted for 49.3% of net revenues for the first quarter of 2023, compared to 71.5% of net revenues for the same period of 2022.

•	Other operating costs primarily consist of costs for our scenario-based retail business and cost of other revenues. Other operating costs for the first quarter of 2023 increased by 124.5% to RMB72 million (US$10 million) from RMB32 million for the same period of 2022, primarily driven by increased costs alongside the rapid growth of scenario-based retail business. Other operating costs accounted for 9.3% of net revenues for the first quarter of 2023, compared to 7.1% of net revenues for the same period of 2022.

•	Selling and marketing expenses for the first quarter of 2023 increased by 135.6% to RMB56 million (US$8 million) from RMB24 million for the same period of 2022. This increase was mainly driven by our increased investment in branding initiatives and distribution channel development for our scenario-based retail business. Selling and marketing expenses accounted for 7.2% of net revenues for the first quarter of 2023, compared to 5.3% of net revenues for the same period of 2022.

•	General and administrative expenses for the first quarter of 2023 were RMB193 million (US$28 million). Excluding the impact from share-based compensation expenses of RMB141 million, general and administrative expenses for the first quarter of 2023 increased by 13.8% to RMB52 million, compared with RMB46 million for the same period of 2022. General and administrative expenses (excluding the impact from share-based compensation expenses) accounted for 6.7% of net revenues for the first quarter of 2023, compared to 10.1% of net revenues for the same period of 2022.

•	Technology and development expenses for the first quarter of 2023 were RMB17 million (US$2 million), which were generally in line with the same period of 2022.

Other operating income primarily consists of income from government subsidies and value-added tax related benefits. Other operating income for the first quarter of 2023 increased by 133.3% to RMB7 million (US$1 million) from RMB3 million for the same period of 2022.

Income from operations for the first quarter of 2023 was RMB62 million (US$9 million), compared with RMB13 million for the same period of 2022.

Other income, net for the first quarter of 2023 were RMB1 million (US$0.1 million), compared with other expenses, net RMB0.1 million for the same period of 2022.

Income tax expense for the first quarter of 2023 was RMB53 million (US$8 million) compared with RMB8 million for the same period of 2022.

Net income for the first quarter of 2023 was RMB18 million (US$3 million), compared with RMB7 million for the same period of 2022.

Adjusted net income (non-GAAP), which excluded share-based compensation expenses, for the first quarter of 2023 was RMB160 million (US$23 million), representing an increase of 2114.3% compared with RMB7 million for the same period of 2022.

Basic and diluted income per share/American depositary share (ADS). For the first quarter of 2023, basic income per share was RMB0.05 (US$0.01), and diluted income per share was RMB0.04 (US$0.01). Basic income per ADS for the first quarter of 2023 was RMB0.15 (US$0.03), and diluted income per ADS was RMB0.12 (US$0.03).

EBITDA (non-GAAP) for the first quarter of 2023 was RMB90 million (US$13 million), compared with RMB34 million for the same period of 2022.

Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses from EBITDA, for the first quarter of 2023 was RMB231 million (US$34 million), representing an increase of 584.8% compared with RMB34 million for the same period of 2022.

Cash flows. Operating cash inflow for the first quarter of 2023 was RMB362 million (US$53 million). Investing cash outflow and financing cash inflow for the first quarter of 2023 were RMB14 million (US$2 million) and RMB39 million (US$6 million), respectively.

Cash and cash equivalents and restricted cash. As of March 31, 2023, the Company had a total balance of cash and cash equivalents of RMB2.0 billion (US$288 million) and restricted cash of RMB1 million (US$0.1 million).

Debt financing. As of March 31, 2023, the Company had total outstanding indebtedness of RMB213 million (US$31 million) and the unutilized credit facility available to the Company was RMB279 million.

Conference Call

The Company will host a conference call at 8:00 AM U.S. Eastern time on Thursday, May 18, 2023 (or 8:00 PM Beijing/Hong Kong time on the same day). Details for the conference call are as follows:

Event Title: Atour First Quarter 2023 Earnings Conference Call

Pre-registration Link: https://register.vevent.com/register/BI335410124b26475998663da79bea6c57

All participants must pre-register for this conference call using the link provided above. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income (loss), which is defined as net income (loss) excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expenses, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization expense comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis excluding share-based compensation expenses which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations as the excluded items have been and will be incurred and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings. For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

      —Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	March 31,
	2022	2023
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	1,589,161	1,974,927	287,572
Short-term investments	157,808	158,374	23,061
Accounts receivable	132,699	114,465	16,667
Prepayments and other current assets	133,901	222,112	32,342
Amounts due from related parties	53,630	102,885	14,981
Inventories	57,460	65,079	9,476
Total current assets	2,124,659	2,637,842	384,099
Non-current assets
Restricted cash	946	946	138
Contract costs	67,270	72,278	10,524
Property and equipment, net	360,300	342,562	49,881
Operating lease right-of-use assets	1,932,000	1,868,615	272,091
Intangible assets, net	5,537	5,238	763
Goodwill	17,446	17,446	2,540
Other assets	141,335	147,000	21,405
Deferred tax assets	112,533	107,509	15,655
Total non-current assets	2,637,367	2,561,594	372,997
Total assets	4,762,026	5,199,436	757,096

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	319,598	321,370	46,795
Accounts payable	184,901	217,904	31,731
Deferred revenue, current	202,996	228,812	33,318
Salary and welfare payable	103,539	92,770	13,508
Accrued expenses and other payables	330,282	532,373	77,520
Income taxes payable	31,336	61,049	8,889
Short-term borrowings	142,828	181,848	26,479
Current portion of long-term borrowings	29,130	29,130	4,242
Amounts due to related parties	3,004	5,607	816
Total current liabilities	1,347,614	1,670,863	243,298
Non-current liabilities
Operating lease liabilities, non-current	1,805,402	1,742,358	253,707
Deferred revenue, non-current	277,841	290,302	42,271
Long-term borrowings, non-current portion	2,000	2,000	291
Other non-current liabilities	141,763	149,963	21,836
Total non-current liabilities	2,227,006	2,184,623	318,105
Total liabilities	3,574,620	3,855,486	561,403

1 Translations of balances in the consolidated financial statements from RMB into US$ for the first quarter of 2023 and as of March 31, 2023 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB6.8676 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2023.

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	March 31,
	2022	2023
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	229	229	33
Class B ordinary shares	56	56	8
Additional paid in capital	1,286,189	1,427,769	207,899
Accumulated deficit	(78,304)	(61,457)	(8,949)
Accumulated other comprehensive loss	(10,865)	(12,945)	(1,885)
Total equity attributable to shareholders of the Company	1,197,305	1,353,652	197,106
Non-controlling interests	(9,899)	(9,702)	(1,413)
Total shareholders’ equity	1,187,406	1,343,950	195,693
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	4,762,026	5,199,436	757,096

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2022	2023
	RMB	RMB	USD[1]
Revenues:
Manachised hotels	273,805	446,798	65,059
Leased hotels	111,581	187,310	27,274
Retail revenues and others	66,728	139,828	20,361
Net revenues	452,114	773,936	112,694
Operating costs and expenses:
Hotel operating costs	(323,168)	(381,632)	(55,570)
Other operating costs	(31,923)	(71,654)	(10,434)
Selling and marketing expenses	(23,776)	(56,009)	(8,156)
General and administrative expenses	(45,518)	(193,204)	(28,133)
Technology and development expenses	(17,808)	(16,790)	(2,445)
Total operating costs and expenses	(442,193)	(719,289)	(104,738)
Other operating income	3,099	7,230	1,053
Income from operations	13,020	61,877	9,009
Interest income	1,917	4,843	705
Gain from short-term investments	1,760	4,110	598
Change in fair value of short-term investments	-	1,244	181
Interest expenses	(1,490)	(1,927)	(281)
Other (expenses) income, net	(53)	551	80
Income before income tax	15,154	70,698	10,292
Income tax expense	(7,944)	(52,626)	(7,663)
Net income	7,210	18,072	2,629
Less: net (loss) income attributable to non-controlling interests	(614)	197	26
Net income attributable to the Company	7,824	17,875	2,603

Net income	7,210	18,072	2,629
Other comprehensive loss
Foreign currency translation adjustments, net of nil income taxes	(219)	(2,080)	(303)
Other comprehensive loss, net of income taxes	(219)	(2,080)	(303)
Total comprehensive income	6,991	15,992	2,326
Comprehensive (loss) income attributable to non-controlling interests	(614)	197	26
Comprehensive income attributable to the Company	7,605	15,795	2,300
Net income per ordinary share
—Basic	0.02	0.05	0.01
—Diluted	0.02	0.04	0.01
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	376,970,454	393,958,225	393,958,225
—Diluted	376,970,454	412,310,616	412,310,616

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2022	2023
	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash (used in) generated from operating activities	(75,202)	361,657	52,664
Cash flows from investing activities:
Payment for purchases of property and equipment	(8,907)	(17,619)	(2,566)
Payment for purchases of intangible assets	(378)	-	-
Payment for purchases of short-term investments	(672,850)	(1,328,350)	(193,423)
Proceeds from maturities of short-term investments	674,610	1,332,460	194,021
Net cash used in investing activities	(7,525)	(13,509)	(1,968)
Cash flows from financing activities:
Proceeds from borrowings	58,000	40,000	5,824
Repayment of borrowings	(1,230)	(980)	(143)
Payment for initial public offering costs	(318)	-	-
Net cash generated from financing activities	56,452	39,020	5,681
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(717)	(1,402)	(205)
Net (decrease) increase in cash, cash equivalents and restricted cash	(26,992)	385,766	56,172
Cash and cash equivalents and restricted cash at the beginning of the period	1,039,529	1,590,107	231,538
Cash and cash equivalents and restricted cash at the end of the period	1,012,537	1,975,873	287,710

ATOUR LIFESTYLE HOLDINGS LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2022	2023
	RMB	RMB	USD[1]
Net income (GAAP)	7,210	18,072	2,629
Share-based compensation expenses, net of tax effect of nil[2]	-	141,580	20,616
Adjusted net income (non-GAAP)	7,210	159,652	23,245

	Three Months Ended
	March 31,	March 31,
	2022	2023
	RMB	RMB	USD[1]
Net income (GAAP)	7,210	18,072	2,629
Interest income	(1,917)	(4,843)	(705)
Interest expenses	1,490	1,927	281
Income tax expense	7,944	52,626	7,663
Depreciation and amortization	19,042	21,897	3,188
EBITDA (non-GAAP)	33,769	89,679	13,056
Share-based compensation expenses, net of tax effect of nil[2]	-	141,580	20,616
Adjusted EBITDA (non-GAAP)	33,769	231,259	33,672

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in 1Q23	Closed in 1Q23	As of March 31, 2023	As of March 31, 2023
Manachised hotels	38	2	935	107,520
Leased hotels	-	-	33	5,044
Total	38	2	968	112,564

		Properties
Brand	Positioning	Manachised	Leased	Rooms
A.T. House	Luxury	-	1	214
Atour S	Upscale	48	9	8,878
ZHOTEL	Upscale	1	-	52
Atour	Upper midscale	755	22	90,444
Atour X	Upper midscale	57	-	6,077
Atour Light	Midscale	74	1	6,899
Total		935	33	112,564

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2022		Three Months Ended December 31, 2022		Three Months Ended March 31, 2023
		Exclusive of requisitioned hotels[3]	Inclusive of requisitioned hotels	Exclusive of requisitioned hotels[3]	Inclusive of requisitioned hotels	Exclusive of requisitioned hotels[3]	Inclusive of requisitioned hotels
Occupancy rate (in percentage)
Manachised hotels	64.4%	49.9%	48.0%	62.8%	59.5%	72.1%	70.9%
Leased hotels	78.6%	50.9%	54.0%	67.3%	69.0%	80.4%	80.4%
All hotels	66.2%	50.0%	48.3%	63.1%	60.0%	72.5%	71.3%

ADR (in RMB)
Manachised hotels	397.4	369.9	369.6	382.6	369.5	437.2	437.0
Leased hotels	499.4	460.0	465.8	468.6	453.3	544.8	544.6
All hotels	412.7	375.4	375.8	387.8	374.2	442.9	442.6

RevPAR (in RMB)
Manachised hotels	266.1	195.3	189.3	254.4	233.1	330.5	324.6
Leased hotels	412.8	256.7	276.0	341.7	340.9	463.7	463.5
All hotels	284.7	198.9	194.3	259.3	238.4	336.8	331.0

3 Excludes, for purposes of calculating these key operating metrics, approximately 963 thousand, 1,970 thousand, and 189 thousand room-nights related to hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures in the three months ended March 31, 2022, December 31, 2022 and March 31, 2023, respectively. The ADR and RevPAR are calculated based on tax inclusive room rates.